08000725

4 February 2008

SEC
Mail Processing
Section

FEB 11 2008

Washington, DC
104

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Laura Jackson
Interim Assistant Company Secretary

encs.

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

2/14

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

Regulatory Announcement

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Notice of EGM
Released	10:24 04-Feb-08
Number	1957N

Trinity Mirror plc
4 February 2008

Notice of Extraordinary General Meeting

Trinity Mirror plc today announces that it has posted a circular to shareholders regarding the proposed buyback of additional Ordinary Shares.

The circular contains a notice convening an extraordinary general meeting of shareholders at the Hilton London Canary Wharf, South Quay, Marsh Wall, London E14 9SH at 9.30am on Friday, 29 February 2008 at which approval for the proposed authority will be sought.

The circular will shortly be available to view on the Trinity Mirror website www.trinitymirror.com/ir/egm. In addition, copies of the circular and other relevant documentation will be available for inspection during normal business hours on any weekday (Saturday, Sundays and public holidays excepted) at the registered office, One Canada Square, Canary Wharf, London E14 5AP until the conclusion of the meeting.

Copies of the circular have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Further Information:

Nick Fullagar — 020 7293 3622
Director of Corporate Communications

Paul Vickers — 020 7293 3359
Secretary

END

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Regulatory Announcement

Company	Trinity Mirror PLC
TIDM	TNI
Headline	Holding(s) in Company
Released	12:30 04-Feb-08
Number	2199N

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**TRINITY MIRROR PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	
3. Full name of person(s) subject to notification obligation:	**CAPITAL GROUP INTERNATIONAL, INC.**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**31 JANUARY 2008**
6. Date on which issuer notified:	**1 FEBRUARY 2008**
7. Threshold(s) that is/are crossed or reached:	**BELOW 3%**

8: Notified Details								
A: Voting rights attached to shares								
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**					
	Number of shares	**Number of voting rights**	**Number of shares**		**Number of voting rights**		**Percentage of voting rights**	
			Direct	**Indirect**	**Direct**	**Indirect**	**Direct**	**Indirect**
Ordinary Shares	11,666,757	11,666,757		8,428,329		8,428,329		2.995%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**
n/a				

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
8,428,329	**2.9954%**

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Capital Guardian Trust Company - 276,100 shares Capital International Limited - 6,575,019 shares Capital International S.A. - 1,087,520 shares Capital International, Inc.- 489,690 shares Total: 8,428,329 shares

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	**Notification based on total voting rights of 281,371,015**
14 Contact name:	**Vivien Tan**

15. Contact telephone number:	**+1 (213) 615-0469**

END

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THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all your shares in Trinity Mirror plc please forward this document, together with the accompanying documents, to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Trinity Mirror plc

(Registered in England and Wales No 82548)

Notice of the Extraordinary General Meeting of Trinity Mirror plc and a letter from your Chairman including an explanation of the special business to be conducted at that meeting which is to be held on Friday 29 February 2008 at 9.30 am at the Hilton London Canary Wharf, South Quay, Marsh Wall, London E14 9SH.

Trinity Mirror plc

(Registered in England and Wales No 82548)

Registered Office:
One Canada Square
Canary Wharf
London
E14 5AP

4 February 2008

To the holders of Ordinary Shares

Dear Shareholder

Share buy back

Background

At the Company's Annual General Meeting held on 10 May 2007, the Directors were authorised by the Company to buy back up to 29,315,326 Ordinary Shares, which represented 10% of the Company's issued Ordinary Share capital as at 1 March 2007.

On 19 December 2007, the Company announced that it was immediately commencing a share buy back programme to the value of £175 million following clearance from the Pensions Regulator for a return of capital to Shareholders.The buy back was part of the planned capital reorganisation which followed the Company's review of its business and disposal of certain businesses. To secure clearance from the Pensions Regulator, the Company agreed to make immediate one off payments totalling £108 million into the Company's defined benefit pension schemes. The Company remains committed to funding the remaining deficits in its defined benefit pension schemes over time. The share buy back of £175 million was more than £30 million higher than the net proceeds from the disposal of the Sports division and seven sub regions in the South (after deduction of the Pensions contribution) and reflected the Board's confidence in the Company's ongoing cash flows.

Further to the Company's announcement on 19 December 2007 and at the date of this circular, 13,428,157 Ordinary Shares have been bought back for a total consideration of £43,254,124. It is envisaged that the existing authority to purchase up to 29,315,326 Ordinary Shares will have been fully utilised by early March 2008, but the £175 million buyback will not have been completed.

The Board therefore believes that it is appropriate to seek a further authority to buy back additional Ordinary Shares. This new authority would replace any outstanding authority extant on 28 February 2008.

The purpose of this letter is to seek Shareholder approval to make repurchases of up to 39,560,685 of the Company's Ordinary Shares. This number of shares is 14.99% of 263,913,846 which in turn would be the remaining Ordinary Shares in issue if the full authority granted at the AGM in May 2007 to repurchase 29,315,326 Ordinary Shares is fully utilised. The Company would therefore at no time have an authority to repurchase shares in excess of 14.99% of the relevant issued share capital. Having this authority would enable the Board to retain the flexibility to continue to make purchases of Ordinary Shares if it considered them to be in the best interests of the Company.

Terms of the share buy back

The Directors are proposing to seek authority for the Company to buy back up to 39,560,685 Ordinary Shares.

The Resolution specifies the maximum and minimum prices at which the Ordinary Shares may be bought, reflecting the requirements of the Act and the Listing Rules. Any purchase would be made on the London Stock Exchange.

No purchase of Ordinary Shares will be made unless it is expected that the effect will be to increase earnings per share and the Board considers it to be in the best interests of Shareholders as a whole. The Directors would only authorise such purchases after careful consideration, taking account of other investment opportunities, appropriate gearing levels, the effect on earnings per share and the overall financial position of the Trinity Mirror Group.

Under the Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003, the Company is allowed to hold up to 10% of its own shares in treasury following a buy back, instead of cancelling them as previously required. This will give the Company the ability to re-issue treasury shares quickly and cost-effectively and will provide the Company with additional flexibility in the management of its capital base. Such shares may be resold for cash but all rights attaching to them, including voting rights and any right to receive dividends are suspended whilst they are held in treasury. If the Board exercises the authority conferred by the Resolution, the Company will have the option of either holding in treasury or of cancelling any of its own shares purchased pursuant to this authority and will decide at the time of purchase which option to pursue.

Share capital

The total number of options to subscribe for Ordinary Shares outstanding at 3 February 2008 (being the latest practicable date prior to the publication of this circular) was 3,216,888. This represents 1.14% of the Company's issued share capital (excluding treasury shares) at that date. If the Company was to buy back the maximum number of Ordinary Shares permitted under the authority given by the Resolution in addition to the maximum number of Ordinary Shares permitted by the 10 May 2007 authority, then the total number of options to subscribe for Ordinary Shares outstanding at 3 February 2008 would represent 1.43% of the reduced share capital.

At the date of this circular, the Company does not hold any Ordinary Shares in treasury.

Extraordinary General Meeting

The Act requires that market purchases of its own shares may only be made by a company where the purchase has been authorised by the Shareholders of the company in general meeting. **A notice convening an Extraordinary General Meeting of the Company to be held at 9.30 am on 29 February 2008 at the Hilton London Canary Wharf, South Quay, Marsh Wall, London E14 9SH is set out towards the end of this document.** The purpose of the Extraordinary General Meeting is to seek Shareholders' approval of the Resolution set out in the attached Notice.

The Resolution will be proposed as a special resolution and, being a special resolution, will be decided on a show of hands unless a poll is demanded in a manner permitted by the Company's Articles of Association. On a poll, each member present in person or by proxy has one vote for every share of which he is the holder. The passing of the Resolution requires 75% of votes cast to be cast in favour.

Only holders of Ordinary Shares may vote at the Extraordinary General Meeting.

Action to be taken

A form of proxy for use at the Extraordinary General Meeting is enclosed with this document and Shareholders who wish to use it should see that it is deposited, duly completed to the Company's Registrar not less than 48 hours before the time fixed for the EGM.

CREST members may use the CREST electronic proxy appointment service in accordance with the procedures set out in the EGM Notice.

The posting of the form of proxy (or the electronic appointment of a proxy) will not preclude you from attending and voting in person at the EGM if you so wish.

Further information

Your attention is drawn to the further information set out in all parts of this document and the EGM Notice set out towards the end of this document. You are advised to read the whole of this document and not just rely on the summary information presented above.

Recommendation

Your Directors believe that the Resolution which is to be proposed at the Extraordinary General Meeting is in the best interests of the Company and of Shareholders as a whole. Accordingly, your Directors unanimously recommend Shareholders to vote in favour of the Resolution to be proposed at the Extraordinary General Meeting as each of your Directors intends to do in respect of his own beneficial holding.

If you are in any doubt as to the action you should take, you are recommended to consult your own professional adviser as soon as possible.

Yours sincerely,
Sir Ian Gibson CBE
Chairman

Notice of Extraordinary General Meeting

Notice is hereby given that an Extraordinary General Meeting of Trinity Mirror plc will be held at the Hilton London Canary Wharf, South Quay, Marsh Wall, London E14 9SH on 29 February 2008 at 9.30 am to consider and, if thought fit, pass the following resolution which will be proposed as a special resolution.

Special resolution

That the Company be generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the capital of the Company ("Ordinary Shares" and each an "Ordinary Share") on such terms and in such manner as the Directors may from time to time determine and in substitution for all existing powers conferred on the Directors provided that:

(a) the maximum number of Ordinary Shares hereby authorised to be purchased is 39,560,685;

(b) the minimum price which may be paid for each Ordinary Share is 10p exclusive of expenses;

(c) the maximum price which may be paid for each Ordinary Share is an amount equal to the higher of:

(i) 105% of the average of the middle market quotations for an Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date on which the Ordinary Share is contracted to be purchased (excluding expenses); and

(ii) that stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003 (EC 2273/2003);

(d) the authority hereby conferred by this resolution shall, unless renewed, varied or revoked by the Company in general meeting prior to such time, expire at the end of the next Annual General Meeting of the Company (or, if earlier, on 10 August 2008) but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter and a purchase of shares may be made in pursuance of any such contract.

By Order of the Board
P A Vickers
Secretary
4 February 2008

Registered Office:
One Canada Square
Canary Wharf
London
E14 5AP

Notes:

1 A holder of Ordinary Shares entitled to attend and vote at the EGM may appoint a proxy or proxies to attend and, on a poll, vote in his/her place. A proxy need not be a member of the Company. A form of proxy is enclosed with this document, and members who wish to use it should see that it is deposited, duly completed, with the Company's Registrar not less than 48 hours before the time fixed for the Meeting. Completion and posting of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they wish to do so.

2 A form of proxy is enclosed for the use of ordinary Shareholders to make the appointment as referred to in Note 1 above. If you do not have a form of proxy and believe you should have one, or if you require additional forms, please contact the Company's registrars, Equiniti, on 0871 384 2235 *(Please note calls to this number are charged at 8p per minute from a BT landline, other telephone providers' costs may vary).*

3 Shareholders who prefer to register the appointment of their proxy electronically via the Internet can do so through the Equiniti's website at www.sharevote.co.uk where full instructions on the procedure are given. The personal reference number, card ID and account number printed on the proxy form will be required to use this electronic proxy appointment system. Alternatively, Shareholders who have already registered with Equinitis' on line portfolio service, Shareview, can appoint their proxy electronically by logging on to their portfolio at www.shareview.co.uk and clicking on 'Company Meetings'. A proxy appointment made electronically will not be valid if sent to any address other than those provided or if received after 9.30 am on 27 February 2008. Please note that any electronic communication found to contain a computer virus will not be accepted.

4 Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company specifies that only those Shareholders registered in the register of members of the Company as at 5.00 pm on 27 February 2008 shall be entitled to attend or vote at the EGM in respect of the number of shares registered in their name at that time. Changes to entries on the relevant register of securities after 5.00 pm on 27 February 2008 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

5 Copies of Directors service contracts and non-executive Directors' letters of appointment with the Company are available for inspection at the registered office of the Company during normal business hours on any weekday, except Saturdays and public holidays and at the EGM location on 29 February 2008 for at least 15 minutes prior to and during the meeting.

6 Electronic proxy appointment through CREST.
CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the EGM and any adjournment(s) thereof by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.
In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK and Ireland Limited (EUI)'s specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.
CREST members and, where applicable, their CREST sponsors or voting service providers should note that EUI does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.
The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

7 If the Chairman, as result of any proxy appointments, is given discretion as to how the votes the subject of those proxies are cast and the voting rights in respect of those discretionary proxies, when added to the interests in the Company's securities already held by the Chairman, result in the Chairman holding such number of voting rights that he has a notifiable obligation under the FSA's Disclosure and Transparency Rules, the Chairman will make the necessary notifications to the Company and the FSA. As a result, any member holding 3% or more of the voting rights in the Company who grants the Chairman a discretionary proxy in respect of some or all of those voting rights and so would otherwise have a notification obligation under the Disclosure and Transparency Rules, need not make a separate notification to the Company and the FSA.

8 As at the latest date of publication, Trinity Mirror plc's issued share capital consists of 281,371,015 ordinary shares with a nominal value of 10 pence each with voting rights. Trinity Mirror plc does not hold any ordinary shares in Treasury.

Glossary

The following definitions apply throughout this document unless the context otherwise requires:

"Act"	means the Companies Act 1985 (as amended from time to time)
"Directors" or "Board"	means the Directors of the Company
"EGM Notice"	means the notice of the EGM set out on page 3 of this document
"EGM" or "Extraordinary General Meeting"	means the extraordinary general meeting of the Company to be held on 29 February 2008, or any adjournment of that meeting
"FSMA"	means the Financial Services and Markets Act 2000 and all regulations promulgated thereunder as amended from time to time
"Listing Rules"	means the listing rules made by the Financial Services Authority in exercise of its functions as competent authority pursuant to Part VI of the FSMA
"London Stock Exchange"	means London Stock Exchange plc
"Ordinary Shares"	means ordinary shares in the capital of the Company and "Ordinary Share" shall be construed accordingly
"Resolution"	means the resolution contained in the EGM Notice
"Shareholders"	means holders of Ordinary Shares and "Shareholder" shall be construed accordingly
"Trinity Mirror" or "Company"	Trinity Mirror plc

Trinity Mirror plc
Registered Office: One Canada Square, Canary Wharf, London, E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com

Company number: 82548

END